EXHIBIT (a)(1)(iv)

Contacts:	Andy Brimmer or Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

FOR IMMEDIATE RELEASE

NEXT LEVEL AND INDEPENDENT COMMITTEE SEND LETTER TO

NEXT LEVEL STOCKHOLDERS URGING THEM NOT TO TENDER INTO

MOTOROLA’S UNSOLICITED TENDER OFFER

Significantly Undervalues Next Level’s Long-term Prospects

Motorola’s Process to Squeeze Out Next Level Stockholders is Unfair and Coercive

Three Large Minority Stockholders Intend Not to Tender Shares

ROHNERT PARK, Calif., Feb. 13, 2003—Next Level Communications, Inc. (Nasdaq: NXTV) today issued the following letter to Next Level stockholders:

February 12, 2003

To the Stockholders of Next Level Communications, Inc.:

On January 27, 2003, Motorola, Inc., the majority stockholder of Next Level, launched an unsolicited tender offer to acquire all of the outstanding shares of Next Level it does not already own for $1.04 per share. Your Board of Directors recommends that you reject Motorola’s unsolicited tender offer and not tender your shares. If you have previously tendered, you can withdraw your shares if you act promptly.

Your Board of Directors has determined that Motorola’s unsolicited tender offer is inadequate and that the process Motorola is using to squeeze you out is unfair. Your Board, affirming your Independent Committee’s recommendation, believes that:

•	Motorola’s unsolicited tender offer at $1.04 per share is inadequate from a financial point of view, based on, among other things, an opinion to that effect from Morgan Stanley & Co. Incorporated, the Independent Committee’s financial advisor*;

•	Motorola is using undisclosed insider information about Next Level’s customers and prospects in an attempt to buy your stock at an inadequate price that does not reflect the fair value of Next Level. Next Level believes that any disclosure of this information would cause its customers and prospects to terminate their relationships with Next Level;

•	Motorola is attempting to coerce you, the minority stockholders, into tendering your shares by a number of actions, including refusing to waive its veto rights over any third-party financing and making false statements about the current and future value of Next Level, as well as threatening retribution if the unsolicited tender offer fails; and

•	Motorola is trying to avoid a negotiated transaction in which Motorola would have a legal duty to pay you, as minority stockholders, a fair price for your shares.

- more -

For Motorola to complete its tender offer, a majority of the outstanding Next Level shares that Motorola does not already own must be tendered into its offer. Three significant minority stockholders of the Company, including the largest stockholder other than Motorola—collectively representing approximately 2.4 million shares—have informed the Company that they do not intend to tender their shares into Motorola’s unsolicited tender offer. Your decision not to tender can stop the offer from succeeding. The decision by Next Level’s minority stockholders not to sell their shares to Motorola in the tender offer will signal that you want Motorola to talk with your Board about a variety of options that recognize Next Level’s long-term potential.

On February 4, 2003, these three significant minority stockholders and Next Level filed suit against Motorola in the Court of Chancery in the State of Delaware. This litigation seeks to prevent Motorola from using coercive tactics and threats of retribution, from using insider information known to Motorola but which cannot be disclosed to you, and from making inaccurate disclosures about Next Level in order to purchase your shares. We expect the Court to issue a decision in this matter before the close of the tender offer and encourage you to take no action until after the Court has ruled.

We are confident that Next Level’s business is headed in the right direction. Next Level has made significant improvements in its operating results and financial position over the last year, with quarter-over-quarter and year-over-year improvement. More importantly, Next Level begins 2003 with increased momentum. We believe that Next Level’s continuing progress with the Regional Bell Operating Companies and other major North American telecommunications service providers could, in the near future, result in significantly increased revenue and improved operating performance over the next two years. Keep in mind that Motorola has two representatives on Next Level’s Board of Directors and is fully aware of your Company’s progress and prospects.

Despite the fact that neither Motorola nor Next Level can publicly disclose the confidential customer information that supports Next Level’s belief as to the significant intrinsic value of your shares, Motorola is asking you to sell your stock at an inadequate price.

We urge you to send Motorola a strong message and NOT to tender your shares into Motorola’s unsolicited, inadequate offer. If you have previously tendered your shares, we urge you to withdraw your shares today. If you have questions or need assistance in withdrawing your shares, you may contact Mackenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212) 929-5500 collect.

Thank you for your continuing support.

Sincerely,

/s/ WALTER S. CLAY	/s/ ALEX GOOD

Walter S. Clay	Alex Good
Director and	Director and
Independent Committee Member	Independent Committee Member

/s/ CRAIG KORNBLAU	/s/ PAUL LATCHFORD

Craig Kornblau	Paul Latchford
Director and	Director and
Independent Committee Member	Independent Committee Member

*	The opinion from the Independent Committee's financial advisor, Morgan Stanley & Co. Incorporated, states that as of February 3, 2003 and subject to and based upon the assumptions and considerations set forth in the opinion, Motorola's offer of $1.04 per share is inadequate, from a financial point of view, to holders of shares of Next Level, other than Motorola and its affiliates.

- more –

HOW TO WITHDRAW TENDERED SHARES:

•	If you are a registered stockholder you may withdraw your shares from the Motorola tender offer by sending a written or facsimile transmission notice of withdrawal to Mellon Investor Services LLC, the depositary, prior to February 25, 2003, the expiration date of the offer.

•	If your brokerage firm or bank tendered your shares on your behalf only they can send a notice of withdrawal. You should contact them and ask them to send the notice of withdrawal immediately on your behalf.

If you have questions or need assistance in withdrawing your shares,

you may contact Mackenzie Partners, Inc. at

(800) 322-2885 Toll-Free or at (212) 929-5500 collect.

Stockholders may obtain a free copy of the solicitation/recommendation statement, which has been filed by Next Level with the Securities and Exchange Commission, at the SEC’s web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement by directing requests to Mackenzie Partners, Inc. at (800) 322-2885 or (212) 929-5500, or via e-mail at proxy@mackenziepartners.com.

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, California, the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit www.nlc.com.

# # #

Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.